North American Energy Resources, Inc.
11005 Anderson Mill Road
Austin, Texas  78750

March 20, 2009

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	North American Energy Resources, Inc.
Preliminary Information Statement on Schedule 14C
Filed February 12, 2009
File No. 0-52522

Dear Mr. Schwall:

We are in receipt of your comment letter dated March 9, 2009.  As a result of scheduling conflicts between ourselves, certain of our consultants and our auditor, we have been delayed a few days in making our response to you.

General

1.
We refer you to disclosure on page two of the information statement in which you state that the holders of a majority of the voting power of your outstanding common stock have voted to approve the reverse stock split.  It appears from your disclosure at page six that officers, directors and greater than 5% owners of your common stock account for less than 50% of the outstanding common stock.  Given this disclosure, it is unclear how you obtained the requisite written consent to approve the action.  Please describe how the consent was obtained, identifying the consenting shareholders and the percentage of ownership held by each of such shareholders.  Note that is support for the action was obtained through a "solicitation," as defined in Rule 14a-2 of Regulation 14A, you may not be eligible to use Schedule 14C.  Please provide a detailed analysis of your eligibility to use Schedule 14C as opposed to Schedule 14.  We may have further comment.

Response:

Attached please find a schedule of consenting shareholders together with their stock ownership and percentages held.  All the consenting shareholders excluding Bryce Bouche have known each other for over 4 years and were contacted by the Company's counsel, David Gordon.

Shareholder	No shares	% owned

Avenel Financial Group, Inc.	2,875,000	9.40%
Rick Clark	2,745,000	8.98%
Joel Holt	1,441,667	4.71%
Clay Cooley, Trustee	1,375,000	4.50%
Bryce Bouche	1,500,000	4.91%
David Gordon, Trustee	1,375,000	4.50%
Matt Holt	1,500,000	4.91%
Jason Holt	1,500,000	4.91%
John L. Clark Trust	1,300,000	4.25%
M.E. Durschlag	1,100,000	3.60%
	16,711,667	54.65%

Proposal, page 3

2.
Provide tabular or similar disclosure to show clearly under your current capital structure and the capital structure for which you are seeking approval the number of shares of common stock that are or will be: (a) issued and outstanding; (b) authorized and reserved for issuance; and (c) authorized but unreserved.

Response:

	Issued	Authorized and	Authorized
	and	Reserved for	but
	Outstanding	Issuance	Unreserved

As of January 31, 2009	30,507,667	-	69,492,333
After 1 for 50 reverse
split	610,154	-	99,389,847

3.
Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the change in authorized shares.  Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.  Inform holders that management might use the additional shares or preferred shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Response:

We would propose adding the following paragraph:

The Reverse Split might also produce other negative effects.  Investors might consider the increased proportion of unissued authorized shares to issued shares to have an anti-takeover effect under certain circumstances, since the proportion allows for dilutive issuances which could prevent certain shareholders from changing the composition of the Board or render tender offers for a combination with another entity more difficult to successfully complete.  The Board does not intend for the Reverse Split to have any anti-takeover effects and has no current plan or intention to issue the additional shares of authorized and unissued common stock that would become available as a result of the Reverse Split.  The Board does not intend for the Reverse Split to be part of a "going Private" transaction within the meaning of Rule 13e-3 of the Exchange Act.

4.
Please state whether you have any current plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of stock for any purpose, including future acquisitions and/or financings.  If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions.  If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

Response:

We would propose adding the following:

The original shareholders of the Company had agreed to an equity investment of $1,500,000 as an incentive for North American Exploration, Inc. to be acquired by North American Energy Resources, Inc. in July 2008.  As of January 31, 2009, the Company had received $200,000 of this amount.  The Company received confirmation in early February 2009 that these shareholders had decided to default on their agreement, which has delayed the Company's plans for drilling and developing its acreage.

Accordingly, as a result of the default, the Company will need to raise up to $1,500,000 to complete its business plan and would intend to use the issuance of authorized but unnissued shares to accomplish this goal.  No definitive plans exit at this time.

5.	Discuss the dilutive effects of the reverse stock split on your current shareholders.

Response:

We would propose adding the following:

Effecting the reverse stock split may subject the Company's existing shareholders to future dilution of their ownership and voting power in the company, because more authorized but unissued stock will be available to the Company.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Jim Ross at 918-461-1667.

Sincerely,

NORTH AMERICAN ENERGY RESOURCES, INC.

/s/ Ross E. Silvey
Ross E. Silvey
Chief Executive Officer